The city of new York Office of the comptroller 1 centre street New York, NY 10007 ───────────── Scott M. Stringer Comptroller

May 18, 2018

Vote FOR Item 6 at Exxon Mobil’s May 30, 2018 Annual Meeting
Requesting Disclosure of a Board Qualifications and Diversity Matrix

Dear fellow Exxon Mobil shareowner:

I write on behalf of the New York City Pension Funds (“NYC Funds”) to urge you to Vote FOR Item 6 requesting disclosure of a board qualifications and diversity matrix at the Exxon Mobil Corporation (“Exxon”) annual meeting on May 30, 2018.  The NYC Funds have approximately $194 billion in assets and are substantial long-term Exxon shareowners, with 9.2 million shares currently valued at about $752 million.

Item 6 specifically seeks a matrix that sets forth the skills and attributes (including gender and race/ethnicity) of each director nominee that are most relevant in light of Exxon’s overall businesses and long-term strategy and the related risks and opportunities.  We urge you to vote FOR Item 6 for the following reasons:

1.
The proposed matrix would enable shareowners to assess the quality and diversity of Exxon’s board and make fully informed voting decisions on director nominees.  As our proposal notes, a responsive board matrix will give shareowners a “big-picture” view of directors’ attributes and how they fit together, thereby enabling shareowners to (a) assess how well-suited individual director nominees are for Exxon in light of (i) the company’s evolving business strategy and risks and (ii) the overall mix of directors’ skills and experiences; (b) identify any gaps in skills, experience or other characteristics; and (c) make better informed proxy voting decisions.

Such disclosure is especially important for energy companies, such as Exxon, which are facing the challenging prospects of changing business models and strategies in order to transition successfully to a low-carbon future.1  While each of Exxon’s director nominees appears to be highly accomplished, it is difficult for shareowners to assess whether they are the right directors, individually and collectively, for Exxon and its shareowners.

2.
Many companies, including Exxon peers, disclose board matrices.  Such disclosure has seen a significant up-tick by S&P 500 and Russell 3000 companies over the past few years with a ramp-up of disclosures in the 2018 proxy season, including significant Exxon peers such as Chevron, Occidental Petroleum, and IBM.  Other companies providing first-time disclosure this year include W.W. Grainger, Leucadia National, Unum, Skyworks Solutions, PepsiCo, Ameren, Exelon, Wells Fargo, Colgate Palmolive, Honeywell International, and Duke Energy.  Each of these companies engaged in productive dialogue with the NYC Funds.

3.
Independent proxy advisors Glass Lewis and Egan Jones support Item 6 for the reasons noted above.  Glass Lewis concluded that “given the significant increase in the number of companies producing information similar to that requested by the proposal, we believe that the Company may be an outlier…as evidenced by the fact that both Chevron and Occidental Petroleum provide disclosure of their skills matrices.”  The Glass Lewis report emphasized that companies should be providing to their investors “thorough disclosure concerning how directors are evaluated… to ensure a high-functioning and appropriately diverse board.”

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1 See, e.g., “Playing Offence: Corporate Boards as Catalysts for Climate Action” by The B Team, November 4, 2016, at https://issuu.com/the-bteam/docs/climate-competents-board-brief-nov-; “Getting Climate Smart:  A Primer for Corporate Directors in a Changing Environment” by The B Team and Ceres, May 2018, at http://www.bteam.org/press/the-b-team-and-ceres-introduce-new-primer-for-building-climate-competent-boards/; and “ESG, strategy, and the long view” by KPMG, 2017, at https://boardleadership.kpmg.us/content/dam/blc/pdfs/2017/esg-strategy-and-the-long-view-a-framework-for-board-oversight.pdf.

This is not a solicitation of authority to vote your proxy.
Please DO NOT send us your proxy card as it will not be accepted.

May 18, 2018

In recommending FOR Item 6, Egan Jones similarly concluded that “the disclosure would encourage good governance and enhance shareholder value by bringing together a diverse range of skills and experience necessary in building a constructive and challenging board. Moreover, the requested disclosure would enable the shareholders to fully evaluate the directors’ attributes.”

We believe ISS’s decision to recommend against the proposal, which it said it based on peer practices and the company’s own disclosures, was based on outdated information about the current state of company disclosure on board diversity and qualifications matrices and the confusing nature of Exxon’s disclosures (as noted below).

4.
Exxon’s current disclosure is inadequate and confusing, as was its engagement with the NYC Funds.  Exxon maintains that its current disclosure of its overall board competencies and diversity should be sufficient for shareowners.  The bar chart showing aggregate director attributes on page 7 of its 2018 proxy statement tells investors nothing about the abilities of individual directors.  In its director biographies on pages 15-20, qualifications are listed that are different from those listed in its bar chart.  What are investors to make of these confusing and, in some cases, contradictory qualifications of directors?

 We attempted repeatedly to engage Exxon management and directors, starting with a letter we sent in early September 2017, in order to avoid ever sending Exxon this proposal.  Notably, we submitted similar proposals to several other companies, all of which we subsequently withdrew following meaningful and productive engagements with their management teams and independent directors.  We finally had one substantive discussion with Exxon management in early January 2018, followed by a brief call after which we immediately received a copy of a “no-action request” that Exxon submitted to the Securities and Exchange Commission in an ultimately unsuccessful attempt to deny shareowners the right to even vote on Item 6.  All five of our requests to engage directly with an independent Exxon director went unanswered.

5.
Diverse boards are generally well-functioning boards.  As our Supporting Statement (which includes links to relevant research) notes, the research generally and the views of surveyed directors support our belief that a diverse board – in terms of relevant skills and experience AND gender and race/ethnicity – is a good indicator of a well-functioning board.

*     *      *
In light of the above reasons and concerns, we urge our fellow investors to vote FOR Item 6.

Please contact Rhonda Brauer, Director of Corporate Engagement, at rbrauer@comptroller.nyc.gov or (212) 669-2516, for additional information.

Sincerely,
Scott M. Stringer
 New York City Comptroller

This is not a solicitation of authority to vote your proxy.
Please DO NOT send us your proxy card as it will not be accepted.